4imprint Group plc

25 July 2005

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, NW
Washington DC 20549
USA

Dear Sirs

4imprint Group plc (File No. 82-5104)
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange of 1934

On behalf of 4imprint Group plc (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents listed below, which constitute information that the Company has recently (i) made or become required to make pursuant to the laws of England and Wales, (ii) filed or become required to file with the London Stock Exchange ("LSE") and which was or will be made public by the LSE or (iii) has distributed or become required to distribute to its security holders:-

Date	***Document***
22.07.05	Disposals of Adventures in Advertising

If you should have any questions or comments, please call the undersigned at 001-44-161786 0424.

Yours faithfully

P.P. T. D. Hallam

Andrew Scull
Company Secretary

4imprint Group PLC
22 July 2005

Press Release 22 July 2005

4imprint Group plc

Sale of Adventures in Advertising Franchise Inc by 4imprint Group plc

4imprint Group plc announces today, the sale of its USA based Promotional Products Franchise business, Adventures in Advertising (AiA) to The Riverside Company, a US Private Investment Group.

The Transaction Consideration was $11.3m in cash. Costs of executing the transaction are expected to be around $1.2m.

The AiA business is the only Franchise business in the 4imprint Group. It does not fit the Group's Strategy, which is to concentrate on its core activities of providing products and support services for Corporate and Product Promotions, using its 'in house' resources.

In the year ending December 31 2004, the AiA business achieved fee income of $8.5m, generating operating profits of $1.8m. The net assets amounted to $5.9m.

While the 4imprint Group 2005 Interim Results will be announced on August 3 2005, the Group confirms in advance of this, that trading conditions in the first half of the year have been encouraging and that operating profit before pension charges will be not less than £3.0m for this first half year.

Commenting on the disposal, Ken Minton, Executive Chairman, said 'I am pleased to see the sale of the AiA business to Riverside Company which already has other franchise interests in its portfolio. The disposal allows 4imprint Group to concentrate on its rapidly growing core businesses in both Europe and North America, while adding substantially to its cash resources.'

For further details contact:	Ken Minton	0161 786 0424
	Gillian Davies	0161 786 0424